Exhibit 99.1

16250 Dallas Parkway, Suite 205, Dallas, Texas

Office Building Sublease

The Sublease (“Sublease”) is made this 16th day of March, 2005, by and between Holt Lunsford Commercial, Inc. (hereinafter “Sublessor”) and Ascendant Solutions, Inc. (hereinafter “Sublessee”). In consideration for the mutual promises and covenants contained herein, and for other good and valuable consideration, the parties hereby agree as follows:

1.	The Sublessor leases to the Sublessee, and the Sublessee rents from the Sublessor the following described “Premises: Approximately 5,069 square feet of office space at 16250 Dallas Parkway, Suite 205, Dallas, Texas, in the area designated on Exhibit “A” to this lease.

2.	The Lease agreement shall commence on May 1, 2005, and expire on June 30, 2007.

3.	The Sublessee shall pay to the Sublessor monthly base rent in the amount of $84,449.54 for one year or $7,037.46 per month. This monthly base rent shall be due on the first day of each month except that the first month’s rent shall be due upon the execution of this Lease.

4.	This Lease is subject to all present or future mortgages affecting the Premises.

5.	Sublessee shall use and occupy the Premises only for office purposes.

6.	The Sublessee shall not make alterations in, additions to or improvements to the Premises without the prior written consent of the Sublessor.

7.	The Sublessee shall provide a certificate of insurance naming building owner and lender as addition insured verifying liability insurance for bodily injury or property damage in the amount of $2,000,000 aggregate and shall continue same in force and effect throughout the Lease term hereof.

8.	The Sublessee shall comply with all rules, regulations, ordinances, codes and laws of all governmental authorities having jurisdiction over the Premises and abide by, and be subject to, the terms and conditions of the lease between Sublessor and Landlord attached as Exhibit “A”.

9.	The Sublessee shall not permit or engage in any activity which will effect an increase in the rate of insurance for the Building in which the Premises is contained nor shall the Sublessee permit or commit any nuisance thereon.

10.	The Sublessee shall not sub-let or assign the Premises or allow any other person or businesses to use or occupy the Premises.

11.	At the end of the term of this Lease, the Sublessee shall surrender and deliver up the Premises in the same condition (subject to any additions, alteration or improvements, if any) as presently exists.

12.	Upon default in any term or condition of this lease, the Sublessor shall have the right to undertake any or all other remedies permitted by Law.

13.	This Lease shall be binding upon, and inure to the benefit of, the parties, their heirs, successors and assigns.

14.	Sublessee is entitled to four (4) covered parking spaces (#20-23) as attached in Exhibit “B”.

15.	Sublessor will convey the space with tenant improvements as outlined in Exhibit “C”.

IN WITNESS THEREOF, Sublessor and Sublessee have duly executed this Lease as of the day and year first above written.

SUBLESSOR:	Holt Lunsford Commercial, Inc.

	By:	/s/ Richard Holt Lunsford
	Its:	President

SUBLESSEE:	Ascendant Solutions, Inc.

	By:	/s/ Gary W. Boyd
	Its:	Chief Financial Officer

LANDLORD:	Fairways 2001 Office Partners, Ltd., a Texas limited partnership

	By:	VIII Canyons, LLC, a Texas limited liability company

	By:	/s/ James Deibel
	Its:	Manager